UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2011.

Commission File No. 333-08880
MEXICAN SATELLITES, a Mexican Company of Variable Capital
(Translation of registrant’s name into English)
SATÉLITES MEXICANOS, S.A. DE C.V.
Paseo de la Reforma No. 222, Piso 20 y 21
Col. Juárez
06600, México, D.F.
Mexico
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _____

On May 2, 2011, Satélites Mexicanos, S.A. de C.V. (the “Company”) issued a press release announcing that the $325 million aggregate principal amount of senior secured notes due 2017 (the “Notes”) to be issued subject to Bankruptcy Court approval, in a private placement under rule 144A and Regulation S of the Securities Act of 1933 (the “Notes Offering”) have been priced. The Notes were priced at par and will bear interest at an annual rate of 9.50%. The Notes Offering is scheduled to close on May 5, 2011.
On April 6, 2011, the Company announced that, as the next step in the implementation of its previously announced comprehensive balance sheet restructuring, the Company and its subsidiaries Alterna’TV Corporation and Alterna’TV International Corporation (collectively the “Debtors”) had filed voluntary petitions for a prepackaged plan of reorganization (the “Prepackaged Plan”) under Chapter 11 of the U.S. Bankruptcy Code. The petitions were filed in the U.S. Bankruptcy Court in the District of Delaware
On March 25, 2011, the Company announced that in connection with the implementation of a comprehensive recapitalization to be effected through the Prepackaged Plan, holders representing more than 66 2/3% of the aggregate outstanding principal amount of the Company’s First Priority Senior Secured Notes due 2011 (the “First Priority Notes”) executed a restructuring support agreement.
On March 8, 2011, the Company announced that, as part of the implementation of the Prepackaged Plan, it and the Debtors had commenced a solicitation of votes on the Prepackaged Plan from holders of record as of March 3, 2011 of the Company’s First Priority Notes, and the Company’s 10 1/8% Second Priority Senior Secured Notes due 2013 (the “Second Priority Notes”). The solicitation period expired on April 4, 2011 and, based on the preliminary tabulation of votes filed with the Prepackaged Plan, the holders of the First Priority Notes and the Second Priority Notes voted overwhelmingly to accept the Prepackaged Plan.
On January 25, 2011, the Company announced that that it had reached an agreement with the holders of more than two-thirds of the Second Priority Notes regarding a comprehensive recapitalization to be effected through the Prepackaged Plan.

Exhibit 99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated May 2, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 2, 2011

Satélites Mexicanos, S.A. de C.V.
(Registrant)

By:	/s/ Pablo Manzur y Bernabéu Name: Pablo Manzur y Bernabéu
Title: General Counsel

EXHIBIT INDEX

Exhibit Number	Document
99.1	Press Release of Satélites Mexicanos, S.A. de C.V., dated May 2, 2011